Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,”

“continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
     UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The following slides were presented by Jeffery Smisek, Continental’s Chairman, President and Chief Executive Officer, and Zane Rowe, Continental’s Executive Vice President and Chief Financial Officer, at the Bank of America Merrill Lynch 2010 Global Transportation Conference on Tuesday, June 15, 2010.

Bank of America Merrill Lynch Global Transportation Conference June 15, 2010 Proud Member of the Star Alliance

Important Information For Investors And Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation ("UAL") and Continental Airlines, Inc. ("Continental") will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL's website at www.united.com under the tab "Investor Relations" or by contacting UAL's Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental's website at www.continental.com under the tab "About Continental" and then under the tab "Investor Relations" or by contacting Continental's Investor Relations Department at (713) 324-5152. UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Reconciliation of Non-GAAP Financial Measures: Financial measures highlighted in this presentation may be considered non-GAAP financial measures such as Earnings Before Income Tax, Depreciation, Amortization, and Rent ("EBITDAR") Margin excluding special items. Comparable GAAP financial measures and a reconciliation of GAAP financial measures to non-GAAP financial measures are available on our website at www.continental.com under "Reconciliation of GAAP to Non-GAAP Financial Measures" in the Investor Relations section. Explanatory Footnotes: (*#) indicates that an explanatory footnote is available in the Appendix to this presentation, which is located at www.continental.com under "Reconciliation of GAAP to Non-GAAP Financial Measures" in the Investor Relations section. Please refer to all footnotes for a complete understanding of the information contained in this presentation.

Forward-Looking Statements Cautionary Statement Regarding Forward-Looking Statements This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental's and UAL's current beliefs, expectations or intentions regarding future events. Words such as "may," "will," "could," "should," "expect," "plan," "project," "intend," "anticipate," "believe," "estimate," "predict," "potential," "pursue," "target," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental's and UAL's expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company's plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward- looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company's debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats. UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental's and UAL's most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Jeff Smisek Chairman, President & CEO

Continental Airlines - Bank of America Merrill Lynch Conference Working Together Star Alliance Revenue Optimization Efficiency Product Investment Merger

Working Together Culture Dignity & Respect Direct, Open, and Honest Communication Daily Updates Updated frequently with most recent news/comments/ videos/ interviews/ CO achievements & employee recognitions Quarterly Updates Monthly Updates Regular CEO Exchanges with Employee Q&A

Network Enhanced by Star Alliance

Connecting More International Passengers Prior AMS CDG NRT Current FRA LHR NRT Average Daily Connecting Passengers

* Unit revenue premium is length of haul (LOH) adjusted to Continental's system average LOH for LTM 1Q10 of 1,792 ** Industry includes all carriers shown RASM Premium to the Industry Industry 9.03**

Business Environment Improving May-10E

Offering Customers More Choices Preferred coach seating Day-of-departure upgrades Premium wines and liquors Food for sale beginning in fall 2010 Self-service options Reservations, check-in, Ask Alex Many others to come

Zane Rowe Executive VP & Chief Financial Officer

Disciplined Capacity Management 2010E Capacity by Region Year-over-Year % Change

Maximum Retirements Maximum Options Number of Aircraft Mainline Aircraft Merger Creates Flexibility

10 year average measured from 2000 to 2009 *On-Time and completion factor through May, mishandled bags through April Excellent Operational Performance D.O.T. On-Time D.O.T. Completion D.O.T. Mishandled Bags Performance Factor /1000 Enplanements

* See Appendix ** Industry includes all carriers shown Leading Margin Performance

Continental and United Co-Locations 18 United co-locations completed to date On track to complete five additional co-locations by year-end PEK PVG NRT HNL CDG FRA BRU SJC ORD SLC DFW CVG IAH LAX MCO CLE YYZ CLT DTW MEM DEN MUC 2009 2010 2010 Planned HKG

Modern, Fuel Efficient Fleet Continental's Fuel Efficiency vs. Industry Gallons / 1,000 ASMs Source: SEC Filings Industry includes AA, DL, UA, and US Continental's mainline fleet is 10% more efficient than the industry

Favorable 787 Economics Trip Cost Relative to 777-200ER (%) CASM Relative to 777-200ER (%) 787-8 787-9 767-200ER 767-400ER 777- 200ER -20% -10% 10% 20% 30% 40% -40% -30% -20% -10% 10% 20% 30% 40% DC-10 747-200 Based on cash operating cost for a 4,000 nm trip. Fuel Price at $2 per gallon

Continuing to Invest in our Premium Product 180° BusinessFirst Flat Bed Seat International Fleet In-seat Power Exit Row Forward Nose to Tail AVOD 757-200 & 777 Fleet Nose to Tail DIRECTV (r) Domestic Narrowbody Fleet

CAL Liquidity vs. Industry * Cash balances include unrestricted cash, cash equivalents and short-term investments. Excludes restricted cash. ** UAL's cash balance includes proceeds of $700 million from secured debt financing issued in 1Q10. DAL's cash includes $690MM in undrawn revolving credit facilities

Employees benefit from a stronger global competitor and improved long-term career prospects Platform for improved profitability and sustainable long-term value for shareholders Targeted annual net synergies of $1.0 billion to $1.2 billion Flexibility to adapt to industry dynamics as conditions change Bringing Together the Best of Both Airlines Highly complementary networks create the most comprehensive global network serving 350 destinations worldwide Carrier of choice for business and premium travelers Superior products and services Award-winning customer service combining with industry-leading on-time performance Highly collaborative partnership built on strong alliance relationship

CO + UA = World-Class Global Network 26Destinations 13Countries 62Average Daily Departures Trans-Pacific Service 69Destinations 24 Countries 156Average Daily Departures Latin American & Caribbean Service 34 Destinations 21 Countries 74Average Daily Departures Trans-Atlantic Service Figures for destinations with regular service in 2010 Source: OAG, Full Year 2010

May to June Appropriate International regulatory filings Target: Complete Transaction by Year End May June July August September October November December 2011 September 2010 Shareholder meetings November/December 2010 Expected completion of HSR review and Closing May 2010 to Closing Integration planning Target First Half 2012 Single Operating Certificate 2012 May 2, 2010 - Merger Agreement signed May 7, 2010 - HSR notice filed May 19, 2010 - Integration Steering Committee announced May 27, 2010 - Senate Judiciary Committee hearings June 7, 2010 - HSR 2nd request received June 16, 2010 - House T&I Aviation Subcommittee and House Judiciary hearings June 17, 2010 - Senate Commerce Committee hearing